Filed by Hess Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hess Corporation

Commission File No.: 333-277356

Date: March 7, 2024

The below email was sent to employees of Hess Corporation (“Hess”) on March 6, 2024 by Hess management in connection with the proposed acquisition of Hess by Chevron Corporation.

Merger Update

Today, ExxonMobil announced that it is filing for arbitration regarding the applicability of a right of first refusal (ROFR) / pre-emption provision in the Stabroek joint operating agreement. We believe that the ROFR / pre-emption provision does not apply to the Chevron-Hess merger. We remain fully committed to the transaction and look forward to closing. We disagree with ExxonMobil’s interpretation of the agreement and are confident that our position will prevail in arbitration.

You may recall that Chevron filed an S-4 with the U.S. Securities and Exchange Commission (SEC) with required disclosures about the combination of our companies for review by shareholders prior to a shareholder vote on the merger. As described in the S-4, there is no possible scenario in which Exxon or CNOOC could acquire Hess’ interest in Guyana as a result of the Chevron-Hess transaction.

While the arbitration process is underway, we will continue working with the U.S. Federal Trade Commission (FTC) on its review of the transaction, preparing for a shareholder vote and planning for the integration of our companies.

In light of today’s development, we are reviewing the expected timeline for legal closing and will provide further detail in our next merger update. In the meantime, please continue to stay focused on what the Hess team does so well – safe, reliable and responsible operations and strong performance.

Thank you for your continued dedication to our company.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements and other forward-looking statements in this document by words such as “expects,” “focus,” “intends,” “anticipates,” “plans,” “targets,” “poised,” “advances,” “drives,” “aims,” “forecasts,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “commits,” “on track,” “objectives,” “goals,” “projects,” “strategies,” “opportunities,” “potential,” “ambitions,” “aspires” and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the Merger, including the expected time period to consummate the Merger, and the anticipated benefits (including synergies) of the Merger. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chevron and Hess, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to, the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Chevron and Hess; potential delays in consummating the Merger, including as a result of regulatory proceedings or the ongoing arbitration proceedings regarding preemptive rights in the Stabroek Block joint operating agreement; risks that such ongoing arbitration is not satisfactorily resolved and the Merger fails to be consummated; Chevron’s ability to integrate Hess’ operations in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the Merger will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; risks that the anticipated tax treatment of the Merger is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the Merger that could be instituted against Chevron and Hess or their respective directors; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the Merger on the parties’ business relationships and business generally; risks that the Merger disrupts current plans and operations of Chevron or Hess and potential difficulties in Hess employee retention as a result of the Merger, as well as the risk of disruption of Chevron’s or Hess’ management and business disruption during the pendency of, or following, the Merger; the receipt of required Chevron board of directors’ authorizations to implement capital allocation strategies, including future dividend payments; uncertainties as to whether the Merger will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the Merger which are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of the announcement of the Merger, and the pendency or completion of the Merger on the market price of Chevron’s or Hess’ common stock and/or operating results; rating agency actions and Chevron’s and Hess’ ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Hess’ control; legislative, regulatory and economic developments targeting public companies in the oil and gas industry; and the risks described in Part I, Item 1A “Risk Factors” of (i) Chevron’s Annual Report on Form 10-K for the year ended December 31, 2023 and (ii) Hess’ Annual Report on Form 10-K for the year ended December 31, 2023, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Chevron nor Hess assumes an obligation to update any forward-looking statements, except as required by law. You are cautioned not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes. These forward-looking statements speak only as of the date hereof.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the Merger, Chevron and Hess have filed and will file relevant materials with the SEC. On February 26, 2024, Chevron filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Hess. The information in the Form S-4 is not complete and may be changed. After the Form S-4 is declared effective, Hess will mail a definitive proxy statement/prospectus to stockholders of Hess. This communication is not a substitute for the proxy statement/prospectus or Form S-4 or for any other document that Chevron or Hess may file with the SEC and send to Hess’ stockholders in connection with the Merger. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND HESS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Form S-4 and the proxy statement/prospectus and other documents that are filed or will be filed with the SEC by Chevron or Hess through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors. Copies of the documents filed with the SEC by Hess will be available free of charge on Hess’ website at http://www.hess.com/investors.

Chevron, Hess, their respective directors and certain of their respective executive officers may be deemed to be “participants” (as defined under Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from shareholders of Hess with respect to the Merger.

Information about the identity of Chevron’s (i) directors is set forth in the section entitled “directors summary” on page 8 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 12, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/93410/000119312523099292/d433226ddef14a.htm#toc433226_6a) and (ii) executive officers is set forth in the section entitled “Information about our Executive Officers at February 26, 2024” on page 31 of Chevron’s Annual Report on Form 10-K filed with the SEC on February 26, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000009341024000013/cvx-20231231.htm). Information about the compensation of Chevron’s non-employee directors is set forth in the section entitled “2022 non-employee directors compensation” starting on page 24 of Chevron’s proxy statement on Schedule 14A filed on April 12, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/93410/000119312523099292/d433226ddef14a.htm#toc433226_10). Information about the compensation of Chevron’s named executive officers is set forth in the section entitled “compensation discussion and analysis” starting on page 48 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 12, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/93410/000119312523099292/
d433226ddef14a.htm#toc433226_35) and the Current Report on Form 8-K filed with the SEC on January 27, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/93410/000009341023000005/cvx-20230124.htm). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933) are disclosed in the section entitled “related person transactions” on page 100 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 12, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/93410/000119312523099292/d433226ddef14a.htm#toc433226_50). Information about the beneficial ownership of Chevron securities by Chevron’s directors and named executive officers is set forth in the section entitled “security ownership of certain beneficial owners and management” starting on page 97 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 12, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/93410/000119312523099292/d433226ddef14a.htm#toc433226_47).

Information about the directors and executive officers of Hess and a description of their direct or indirect interests in the Merger, by security holdings or otherwise, is set forth in the Form S-4 in the section entitled “Interests of Directors and Officers of Hess in the Merger,” including the documents incorporated by reference therein. Further information about the identity of Hess’ (i) directors is set forth in the section entitled “Director Nominees” on page vii of Hess’ proxy statement on Schedule 14A filed with the SEC on

April 6, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/4447/000119312523094009/d368726ddef14a.htm#toc368726_13)
and (ii) executive officers is set forth in the section entitled “Information about our Executive Officers” on page 18 of Hess’ Annual Report on Form 10-K filed with the SEC on February 26, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data
/4447/000162828024006845/hes-20231231.htm). Information about the compensation of Hess’ non-employee directors is set forth in the section entitled “Director Compensation” on page 19 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 6, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/4447/000119312523094009/d368726ddef14a.htm#toc368726_34). Information about the compensation of Hess’ named executive officers is set forth in the section entitled “Compensation Discussion and Analysis” starting on page 20 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 6, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data
/4447/000119312523094009/d368726ddef14a.htm#toc368726_36) and the Current Report on Form 8-K filed with the SEC on March 1, 2023 (and available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/4447/000119312523056345/d446666d8k.htm). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933) are disclosed in the section entitled “Related Party Transactions” on page 9 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 6, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/4447/000119312523094009/d368726ddef14a.htm#toc368726_27). Information about the beneficial ownership of Hess securities by Hess’ directors and named executive officers is set forth in the Form S-4 in the section entitled “Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Hess” filed with the SEC on February 26, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524046223/d576159ds4.htm).

Additional or updated information regarding the potential participants, and their direct or indirect interests (by security holdings or otherwise) are included in Chevron’s registration statement on Form S-4, which contains Chevron’s prospectus and Hess’ proxy statement, and will be available in other relevant materials to be filed with the SEC. These documents can be obtained free of charge from the SEC’s website at www.sec.gov.